Exhibit 3
                                                                       ---------




November 13, 2002



The Board of Directors:
Kerry P. Gray                           Herbert H. McDade, Jr.
Max Link, Ph.D.                         J. Michael Flinn
John J. Meakem, Jr.                     Stephen B. Howell, M.D.

C/o ACCESS PHARMACEUTICALS, INC.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207

Dear Sirs:

As a significant shareholder of Access Pharmaceuticals, Inc. (the "Company), we recently spent several hours with Kerry Gray at our offices. We are writing this letter to express both our enthusiasm about the prospects of the Company as well as several concerns we believe deserve immediate action.

Our time spent with Kerry reinforced our belief that the Company's stock price does not adequately reflect its current business performance and future prospects. We remain convinced that several of the Company's products under development offer great promise to the medical community. We are particularly excited by the potential of the DACH-platinum development program. With this optimism, however, we are also concerned that several issues have caused a much lower valuation of the Company's shares in the public marketplace than the Company's operations and prospects would seem to justify.

In conversations with Kerry, it is clear to us that the business development efforts of the Company have been seriously mismanaged and understaffed. Valuable time is spent on programs with little long-term impact, while programs with much greater public interest and financial merit lanquish. We were stunned to hear the length of the negotiations with potential collaborators while potential partners with stronger franchises or need for products have not been contacted. We believe a general lack of focus on high potential products is seriously hurting the Company's near-term stock price and longer-term potential.



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Access Pharmaceuticals, Inc.
Page Two


The public visibility of the Company is also inadequate. The Company is all but unknown to the key players in the health care investing, banking and corporate arenas. It is particularly disappointing to us to see numerous Company's with products at similar or earlier stages with less prospects than those of Access trading at multiples of the Company. We don't feel the Company's efforts to increase its visibility in any of these communities has been adequate, if there have been any such efforts.

Finally, we are struck by the lack of urgency of the Company's management team. We see no efforts by the management team of the Company to find the means to increase stock price other than to wait for data. The Company does not have unlimited resources and competition for markets and partners increases every day.

We believe Access Pharmaceuticals is a company with great prospects. With proper guidance from the Board and leadership of senior management, the conditions should be in place to enable the Company's stock to appreciate significantly from current levels. However, we cannot sit idly by while the Company's market value lanquishes despite the Company's positive prospects. We note that the Company has seven authorized board seats while only six are filled. We feel very strongly that in order to protect our investment and to help increase shareholder value, a representative of Oracle Partners be named to the Board of Directors as soon a possible. We would be happy to further discuss the issues addressed here and our request for a board seat with you at your earliest convenience.

Best regards,

/s/ Larry N. Feinberg

LARRY N. FEINBERG